Exhibit 99.14

FROM:	Emirates Telecommunications Group Company PJSC, a public joint stock company incorporated under the laws of the United Arab Emirates and the Emirate of Abu Dhabi, having its registered office at Etisalat Building, Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, Abu Dhabi, 3838, United Arab Emirates, registered with the Abu Dhabi Commercial Directory (Abu Dhabi Department of Economic Development) under number CN-2031235 (the “Prospective Seller”); and

TO:	Vega SAS, a simplified joint-stock company (société par actions simplifiée) incorporated under the laws of France, having its registered office at 16 Rue de la Ville-l'Évêque, 75008 Paris, France, registered with the Paris Trade and Companies Register under number 908 731 912 (the “Prospective Purchaser”),

(each a “Party” and, together the “Parties”).

July 7, 2026

Dear Sir,

We refer to the Prospective Purchaser’s binding offer letter dated July 7, 2026 (together with its exhibits, the “Binding Offer”) concerning the Prospective Purchaser’s potential acquisition of 3,944,743,685 ordinary shares of USD 0.20 20/21 each (the “Shares”) representing the Prospective Seller’s entire direct and indirect holding in the capital of Vodafone Group PLC, a public limited company incorporated under the laws of England and Wales, having its registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, registered with Companies House under number 01833679 (the “Company”), further described in the Binding Offer (the “Proposed Transaction”).

In consideration for (i) the Prospective Purchaser’s commitment to keep the offer made in the Binding Offer outstanding in accordance with the terms thereof and providing the Prospective Seller with the optionality as to whether or not to accept such offer, and (ii) the Prospective Purchaser investing significant time and resources and making necessary preparations for the purposes of the Proposed Transaction, the Prospective Seller undertakes to the Prospective Purchaser, and each Party makes certain additional covenants, in the terms set out below.

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Binding Offer.

1.	EXCLUSIVITY UNDERTAKING

1.1	The Prospective Seller undertakes to the Prospective Purchaser that, from the date of execution of this letter by the Prospective Seller, until the earlier of (i) 23:59 (U.K. time) on the sixtieth (60th) calendar day following the date of execution of this letter and (ii) the Acceptance Date as defined and in accordance with the Binding Offer (the “Undertaking Period”), the Prospective Seller:

(a)	shall ensure that the Prospective Purchaser has an exclusive right to negotiate for the acquisition of the Shares with the Prospective Seller; and

(b)	shall not, directly, or indirectly through any affiliate or any advisor, agent or third party, and in any manner whatsoever:

(i)	solicit, make any initial or further approach, proposal or offer to, entertain or knowingly encourage any inquiry, expression of interest, approach, proposal, or offer from, or enter into, participate in or continue discussions or negotiations with any other person, or take any other action that would, or would be likely to, preclude, restrict or otherwise adversely affect the Proposed Transaction vis-à-vis the Prospective Purchaser (including the Prospective Purchaser’s interest in the Proposed Transaction), with a view to a transaction taking place for the sale or transfer in any manner whatsoever of any of the Shares to any person other than the Prospective Purchaser or any of its affiliated persons (a “Third Party”) or any other transaction with a similar purpose or effect, to either the Company (including through a share buyback) or any other Third Party (each such transaction, an “Alternative Transaction”);

(ii)	enter into any agreement or arrangement (whether verbally or in writing, and whether or not it is binding, conditional or contingent) with the Company or any Third Party in connection with or with a view to evaluating, discussing, negotiating, agreeing or implementing an Alternative Transaction; or

(iii)	supply (or permit to be supplied) any information in relation to any of the Shares to any Third Party for the purposes of such Third Party evaluating any acquisition of the Shares, except for any notification to the Company strictly required pursuant to the relationship agreement dated May 11, 2023 (the “Relationship Agreement”) between the Company and the Prospective Seller, provided that any such notification is made in strict compliance with the provisions of paragraph 4 below.

2.	FEES

2.1	In consideration for the Prospective Purchaser’s commitments made hereunder and pursuant to the Binding Offer, the Prospective Seller shall pay to the Prospective Purchaser an amount in cash in immediately available funds equal to USD 500,000,000 (five hundred million United States dollars) in the event of a breach by the Prospective Seller of any of its obligations under paragraph 1.1 above (the “Seller Termination Fee”).

2.2	The Seller Termination Fee shall be paid within three Business Days of any such breach occurring, to a bank account notified in writing by the Prospective Purchaser to the Prospective Seller.

2.3	The Prospective Seller acknowledges that the payment of the Seller Termination Fee is an earnest payment for the Binding Offer and the Proposed Transaction, that it has assessed the risks and consequences of agreeing to the Seller Termination Fee, on the terms and subject to the conditions of paragraph 2.1. Each of the Prospective Purchaser and Prospective Seller agrees that the payment of the Seller Termination Fee in accordance with paragraph 2.1 is reasonable and proportionate to protect the Prospective Purchaser’s legitimate interests in connection with the Proposed Transaction. The Prospective Purchaser acknowledges that it has entered into this letter, as applicable, in reliance on the Prospective Seller’s confirmation that it waives any right to seek relief from the performance of the payment of the Seller Termination Fee, in the circumstances set out in paragraph 2.1.

2.4	The payment of the Seller Termination Fee shall be the sole, exclusive and definitive remedy and recourse of the Prospective Purchaser in connection with a breach of the undertakings set forth in paragraph 1.1 above (including in relation to any expenses incurred in relation hereto) and the Prospective Purchaser hereby irrevocably waives its rights to seek any other remedy, recourse or relief in connection with such undertakings.

3.	TERMINATION

3.1	The Undertaking Period and this letter (save for paragraph 2, which shall survive such termination) and the obligations of the Parties pursuant to this letter will terminate immediately and automatically upon the earlier of:

(a)	the Acceptance Date, as defined in the Binding Offer; or

(b)	the date of expiry of the Undertaking Period.

3.2	Termination of this letter shall not affect any accrued rights or liabilities of any Party as at the date of termination and shall be without prejudice to any rights or remedies that each Party may have under this letter, the Binding Offer or at law.

4.	CONFIDENTIALITY UNDERTAKING

4.1	The Prospective Seller acknowledges that confidentiality of the Proposed Transaction is of the utmost importance to the Prospective Purchaser and undertakes to the Prospective Purchaser that it shall:

(a)	keep strictly confidential (i) the existence, terms and content of this letter, the Binding Offer, the Proposed Transaction, (ii) the fact that the Prospective Purchaser, the Purchaser Parent or any of their affiliates and their respective directors, officers or beneficial owners are interested in making or are involved in the Binding Offer, (iii) the identity (or any information that may lead, directly or indirectly, to the identification) of any of the persons listed in limb (ii) immediately before, and (iv) generally, any information in relation to any of the above (“Confidential Information”); and

(b)	subject to paragraph 4.2, not disclose Confidential Information to any person (other than to its directors, officers, employees or professional advisers who have a strict need to know such information for the purpose of evaluating the Binding Offer and the Prospective Seller’s decision to accept such Binding Offer, as the case may be).

4.2	Notwithstanding the provisions of paragraph 4.1:

(a)	if the Prospective Seller is required by applicable law or regulation (including the requirements of any stock exchange) or by any governmental or other regulatory authority, or an order of a court of competent jurisdiction, to disclose any Confidential Information, it may do so only (A) in respect of the portion of the Confidential Information that it is strictly required to disclose in order to comply with such requirement and (B) provided that it has (to the extent not specifically prohibited under applicable laws and regulations):

(i)	provided the Prospective Purchaser with prompt written notice of such request or requirement;

(ii)	afforded the Prospective Purchaser with a reasonable opportunity to comment, and taken into account all of its reasonable comments, including with respect to taking steps to resist or narrow the scope of any such disclosure; and

(iii)	co-operated in good faith with the Prospective Purchaser and taken such steps as it may have reasonably required in order to mitigate the extent of, or avoid the requirement for, any such disclosure;

(b)	if the Prospective Seller receives written notice in the form of a pre-action letter or equivalent written document (an email, or a written request for information, being insufficient) from the Company alleging a breach of the terms of the Relationship Agreement in the event that the Prospective Seller does not provide the identity of the Prospective Purchaser, the Purchaser Parent, or any of their affiliates (including any of their beneficial owners) (the “Letter”): (i) the Prospective Seller shall share a copy of the Letter with the Prospective Purchaser and (ii) thereafter, the Prospective Seller may provide the identity of the person(s) named in such letter or document, but only provided that it has complied timely and in full with the same obligations as are set forth in paragraphs 4.2(a)(i), (ii) and (iii) immediately above (to the extent not specifically prohibited or in contradiction with the terms of the Letter).

4.3	Without prejudice to the provisions of paragraph 2.4, the Prospective Seller agrees that the Prospective Purchaser shall be entitled to seek damages, equitable relief (including an injunction or specific performance) or any other remedy or relief against the Prospective Seller in connection with the performance of its obligations under this letter, other than a breach of the undertakings set forth in paragraph 1.1 above. Any such claim shall be independent of, and without prejudice to, the Prospective Seller's obligation to pay the Seller Termination Fee as set forth in this letter.

5.	GENERAL

5.1	During the Undertaking Period, the Prospective Seller and the Prospective Purchaser shall act in good faith in connection with the performance of their respective obligations hereunder.

5.2	Each of the provisions of this letter is severable. If and to the extent that any provision of this letter is held to be, or becomes, invalid or unenforceable under the law of any jurisdiction but would be valid, binding and enforceable if some part of the provision were deleted or amended, then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this letter nor the validity or enforceability of that provision under the law of any other jurisdiction shall in any way be affected or impaired as a result of this paragraph.

5.3	Each Party confirms that it has the legal right and full power and authority (including all necessary consents, authorisations, confirmations, permissions, certificates, approvals, authorities or other corporate action as may be required) to provide and perform the obligations and undertakings contained in this letter (including its arbitration provisions) which when executed will constitute legal, valid and binding obligations on it in accordance with its respective terms and will not conflict with any document, agreement, law or regulation which is binding on it where the result of any such conflict would prevent them complying with any of their respective obligations pursuant to this letter.

5.4	The provisions of this letter shall be binding upon the Parties and their respective heirs, legal representatives, successors and assigns.

5.5	Each Party may sign this letter by electronic means using DocuSign or otherwise which, in any number of counterparts or otherwise, shall be sufficient to bind the Parties to the terms of this letter and no receipt of originals is necessary.

5.6	No variation of this letter shall be effective unless in writing and signed by or on behalf of all of the Parties.

5.7	Any notice given to a Party under or in connection with this letter shall be in writing and delivered to the relevant Party at its address (by courier or in-person delivery) or sent to its email address, as set out below:

To the Prospective Seller:

Emirates Telecommunications Group Company PJSC

For the attention of: Masood M Sharif Mahmood, Group CEO

Address: Etisalat Building, Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, Abu Dhabi, 3838, United Arab Emirates

E-mail address: [***].

With copy (not serving as a notice) to:

Ilya Kiykov, Group Chief Corporate Development Officer

Address: Etisalat Building, Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, Abu Dhabi, 3838, United Arab Emirates

E-mail address: [***].

To the Prospective Purchaser:

Vega SAS

For the attention of: Xavier Niel

Address: 16 Rue de la Ville-l'Évêque, 75008 Paris, France
E-mail address: [***].

With copy (not serving as a notice) to:

Arash Attar-Rezvani

Skadden, Arps, Slate, Meagher & Flom LLP

Address: 1-5 Rue Paul Cézanne, 75008 Paris, France
E-mail address: [***].

provided that (i) the Prospective Seller may provide details of any person who shall be copied to such notice for purposes of this paragraph 5.7 on giving notice to the Prospective Purchaser, and (ii) a Party may change its notice details on giving notice to the other Party of the change, in accordance with the provisions of this paragraph 5.7.

5.8	Any notice given under this letter shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered by courier or in person, on delivery; and

(b)	if sent by e-mail, when sent provided that no notification of failure of transmission to the intended recipient is received,

and provided that any notice received after 6:00 p.m. U.K. time or on a day that is not a Business Day shall be deemed to be received at 9:00 a.m. U.K. time on the next Business Day.

5.9	For purposes of this letter, a “Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in London, in Paris and in the United Arab Emirates.

5.10	Nothing in this letter, express or implied, is intended to or shall confer upon any other person that is not a Party any rights, benefits or remedies of any nature whatsoever under or by reason of this letter.

5.11	This letter, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with the laws of England.

5.12	Any dispute, claim, difference or controversy (including non-contractual disputes, claims, differences or controversies) arising out of, relating to or having any connection with this letter shall be referred to and finally resolved by arbitration under the arbitration rules of the London Court of International Arbitration (the “LCIA Rules”) in force at the time of the commencement of the arbitration, which (save as modified in this paragraph 5.12) are deemed to be incorporated by reference into this paragraph 5.12. Capitalized terms used in this paragraph 5.12 that are not otherwise defined in this letter have the meaning given to them in the LCIA Rules. The following provisions shall apply to the arbitration:

(a)	the number of arbitrators shall be three (3). The arbitrators shall be appointed in accordance with the LCIA Rules, save that the claimant (or, if more than one claimant, the claimants jointly) may nominate one arbitrator in its Request and the Respondent (or, if more than one respondent, the respondents jointly) may nominate the second arbitrator for appointment by the LCIA Court. If either party fails to nominate its arbitrator, the LCIA Court shall appoint that arbitrator. The presiding arbitrator shall be nominated by the two (2) other arbitrators, in consultation with the parties, within thirty (30) calendar days of the appointment of the last of the two (2) arbitrators; if the parties’ arbitrators are unable to agree on a joint nomination, the presiding arbitrator shall be appointed by the LCIA Court; where there is more than one claimant and/or more than one respondent, unless otherwise agreed, the Parties hereby agree that they represent two separate sides for the purposes of the formation of the arbitral tribunal as claimant and respondent respectively;

(b)	the seat of the arbitration shall be London, England;

(c)	the language of the arbitration shall be English; all documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by a certified English translation; and

(d)	the arbitral award shall be final and binding on the Parties and may be entered and enforced in any court having jurisdiction.

Notwithstanding the provisions of this paragraph 5.12, each Party shall have the right to seek interim injunctive relief in any court of competent jurisdiction.

The Parties agree that, where any arbitration commenced under this letter raises issues that are substantially the same as, or connected with, issues raised in any other arbitration commenced under this letter or under any Related Agreement (as defined below), the LCIA Court may, upon the application of any Party and having regard to the interests of all Parties concerned:

(a)	order that such arbitrations be consolidated, in whole or in part, upon such terms as the LCIA Court considers appropriate;

(b)	order that such arbitrations be heard concurrently or sequentially; or

(c)	stay any of such arbitrations pending the determination of any other of them.

Without prejudice to the foregoing, the Parties further agree that:

(a)	the LCIA Court shall have the power to consolidate arbitrations commenced under this letter with arbitrations commenced under any Related Agreements, provided that the arbitration agreements in such Related Agreements are compatible as to the choice of applicable law, the number of arbitrators, and the seat of arbitration;

(b)	where arbitrations are consolidated, the LCIA Court may appoint a single tribunal to determine all consolidated proceedings, and any tribunal already appointed in any such arbitration shall be deemed to be functus officio upon the constitution of the consolidated tribunal, unless the LCIA Court directs otherwise;

(c)	termination pursuant to paragraph (b) above of any tribunal already appointed is without prejudice to (i) the validity of any acts done or orders made by that tribunal prior to the termination, (ii) their entitlement to be paid their proper fees and disbursements, (iii) the date when any claim or defense was raised for the purpose of applying any limitation bar or any like rule or provision, (iv) evidence adduced and admissible in arbitral proceedings after the order for consolidation, and (v) the parties' entitlement to legal and other costs incurred before termination;

(d)	each Party to this letter consents to: (i) the joinder of any affiliate of any Party hereto, or any party to a Related Agreement (as defined below), to any arbitration commenced hereunder, and (ii) be joined to any arbitration commenced under a Related Agreement, in each case where the LCIA Court considers such joinder necessary for the efficient and equitable resolution of all disputes arising out of or in connection with the same transaction or series of related transactions; and

(e)	for the purposes of this clause, "Related Agreement" means: (i) any agreement between any of the Parties hereto (or their respective affiliates) other than the ELAs, (ii) the Binding Offer, and (iii) the Banks Undertaking Letters; which contain an arbitration clause providing for arbitration under the LCIA Rules and which relate to or arise out of the same transaction or series of related transactions as this letter.

The Parties acknowledge that this clause constitutes their written consent to consolidation, joinder, and concurrent hearing for the purposes of Article 22 of the LCIA Rules.

Please indicate your acceptance of these terms by countersigning this letter and returning it to us.

Yours faithfully,

[signature pages follow]

This letter is executed as a deed and delivered on the date first stated above.

SIGNED AND DELIVERED AS A DEED

by Vega SAS, acting by its President Maya SAS

itself represented by Mr. Xavier Niel

/s/ Xavier Niel

Authorised Signatory

We hereby agree to the terms of the Letter dated July 7, 2026, a copy of which is set out above.

SIGNED AND DELIVERED AS A DEED

by Emirates Telecommunications Group Company PJSC

By:
Name:
Title:

Dated: